Exhibit 99.2

Unaudited Condensed Consolidated Financial Statements

ProQR Announces Financial Results for the Third Quarter of 2018

LEIDEN, Netherlands & CAMBRIDGE, Mass., Nov 07, 2018 — ProQR Therapeutics N.V. (Nasdaq: PRQR) (the “Company”), a company dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases, today announced results for the third quarter of 2018.

“During the third quarter, we announced important clinical proof-of-concept data for QR-110, demonstrating a robust improvement in vision in patients with LCA10,” said Daniel A. de Boer, chief executive officer of ProQR. “These results build confidence in QR-110 and the broader ability of oligonucleotides to improve vision in patients with inherited retinal diseases. Based on these encouraging results we are rapidly advancing our pipeline for inherited blindness that includes programs for Usher syndrome, Stargardt’s diseases and FECD. With the recent addition of QR-1123 for autosomal dominant retinitis pigmentosa (adRP) from Ionis Pharmaceuticals we have strategically expanded our pipeline in this key therapeutic area. To fund these activities, we have raised capital that will allow us to fund operations into 2021.”

Third Quarter 2018 Corporate Highlights

•                  Presented positive interim clinical data for lead program QR-110 at the Retinal Degeneration 2018 meeting (RD2018). In the interim analysis of the ongoing Phase 1/2 clinical trial, QR-110 demonstrated rapid and sustained improvement in vision in patients with LCA10, as well as being well-tolerated with no serious adverse events recorded related to treatment or procedure. The Company expects to start a pivotal Phase 2/3 clinical trial during the first half of 2019.

•                  Closed an underwritten public offering of 6,612,500 ordinary shares at a price of $15.75 per share including full exercise of underwriters’ option to purchase 862,500 additional ordinary shares. Gross proceeds totaled approximately $104.1 million.

•                  Delivered two presentations at the Oligonucleotide Therapeutics Society (OTS) conference on clinical data for QR-110 in patients with LCA10 and preclinical data for ProQR’s Axiomer® RNA-editing technology. Abstract titles:

•                  Proof-of-concept for RNA-editing oligonucleotide QR-110 for treatment of inherited retinal dystrophy in adults and children with LCA10

•                  Structure-based computational approach for optimizing oligonucleotides for A-to-I editing

•                  Presented at the International Symposium on Usher Syndrome (USH2018) and the Ophthalmology Innovation Summit (OIS) Retina conferences. Abstract titles:

•                  Splice modulation to treat USH2A-associated retinal degeneration

•                  RNA treatments targeting rare diseases

PROQR THERAPEUTICS   |   ZERNIKEDREEF 9   |   2333 CK LEIDEN   |   THE NETHERLANDS   |   +31 88 166 7000   |   WWW.PROQR.COM

•                  A paper with preclinical data for QR-110 targeting Leber’s congenital amaurosis 10 (LCA10) was published in Molecular Therapy — Nucleic Acids, an official journal of the American Society of Gene & Cell Therapy

•                  With current cash on hand of €113.7 million (at September 30, 2018), ProQR’s operations are funded into 2021.

Subsequent Events

•                  In-licensed exclusive worldwide rights for IONIS-RHO-2.5Rx, now QR-1123, from Ionis Pharmaceuticals. QR-1123 is a first-in-class investigational oligonucleotide (gapmer) for the treatment of autosomal dominant retinitis pigmentosa (adRP), a rare inherited form of blindness with no approved therapy

•                  A first in human Phase 1/2 clinical trial in adRP patients is expected to start in 2019

•                  Received a conditional waiver of the €5 million Innovation credit that was awarded by the Dutch Ministry of Economic Affairs for the Company’s cystic fibrosis program. Consequently, the total repayment, including principal and interest, of €7.2 million (scheduled in three annual payments) has been waived and will be reviewed annually.

•                  Delivered presentations at European Oligonucleotide and Peptide Therapeutics (EuroTIDES) conference. Abstract titles:

•                  Childhood Blindness due to a Photoreceptor Cilium Defect Treated with an Intravitreal Antisense Oligonucleotide (QR-110)

•                  Evaluating the impact of sterilization on oligonucleotide based drug products

Financial Highlights

At September 30, 2018, ProQR held cash and cash equivalents of €113.7 million, compared to €48.1 million at December 31, 2017. The increase in cash was due to the closing of an offering of ordinary shares for which net proceeds totaled €84.3 million. Net cash used in operating activities during the three month period ended September 30, 2018 was €4.3 million, compared to €7.6 million for the same period last year.

Research and development costs totaled €6.3 million for the quarter ended September 30, 2018 compared to €7.2 million for the same period last year.

General and administrative costs decreased to €2.6 million for the quarter ended September 30, 2018 compared to €2.8 million for the same period last year.

Net loss for the three month period ended September 30, 2018 was €6.0 million or €0.18 per share, compared to a €10.5 million loss or €0.42 per share for the same period last year. For further financial information for the period ended September 30, 2018, please refer to the financial statements appearing at the end of this release.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases such as Leber’s congenital amaurosis 10, dystrophic epidermolysis bullosa and cystic fibrosis. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

*Since 2012*

About QR-110

QR-110 is a first-in-class investigational RNA-based oligonucleotide designed to address the underlying cause of Leber’s congenital amaurosis 10 due to the p.Cys998X mutation (also known as the c.2991+1655A>G mutation) in the CEP290 gene. The p.Cys998X mutation is a substitution of one nucleotide in the pre-mRNA that leads to aberrant splicing of the mRNA and non-functional CEP290 protein. QR-110 is designed to restore normal (wild-type) CEP290 mRNA leading to the production of normal CEP290 protein by binding to the mutated location in the pre-mRNA causing normal splicing of the pre-mRNA. QR-110 is intended to be administered through intravitreal injections in the eye and has been granted orphan drug designation in the United States and the European Union and received fast-track designation by the FDA.

About QR-421a

QR-421a is a first-in-class investigational RNA-based oligonucleotide designed to address the underlying cause of vision loss in Usher syndrome 2A due to mutations in exon 13 of the USH2A gene. Mutations in this exon can cause loss of functional usherin protein that causes the disease. QR-421a is designed to exclude the genetic defect from the RNA in the eye, such that it leads to the expression of a shortened but functional protein, thereby modifying the underlying disease. QR-421a has received orphan drug designation in the United States and the European Union.

About QR-1123

QR-1123 is a first-in-class investigational oligonucleotide (gapmer) that was developed by Ionis Pharmaceuticals using Ionis’ proprietary antisense technology for the treatment of adRP due to the P23H mutation in the RHO gene. The therapy aims to inhibit the formation of the mutated toxic version of the rhodopsin protein by specifically binding the mutated RHO mRNA. Binding of QR-1123 causes allele specific knockdown of the mutated mRNA by a mechanism called RNase H mediated cleavage without affecting the normal RHO mRNA. QR-1123 is intended to be administered through intravitreal injections in the eye.

About Axiomer® Technology Platform

ProQR is pioneering a next-generation RNA technology called Axiomer®, which could potentially yield a new class of medicines for genetic diseases. Axiomer® “Editing Oligonucleotides”, or EONs, mediate single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells. The Axiomer® EONs are designed to recruit an endogenously expressed RNA editing system called ADAR, which it can direct to the change of an Adenosine (A) to an Inosine (I) in the RNA — an Inosine is translated as a Guanosine (G).

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding QR-110 and the clinical development and the therapeutic potential thereof, statements regarding our pipeline of programs targeting inherited retinal dystrophies, statements regarding QR-421a, and the clinical development and the therapeutic potential thereof,  statements regarding QR-1123 and the clinical development and therapeutic potential thereof, and statements regarding our Axiomer® Technology Platform and the preclinical development and therapeutic potential thereof. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

Investor Contact:

Smital Shah

Chief Financial Officer

T: +1 415 231 6431

ir@proqr.com

Media Contact:

Sara Zelkovic

LifeSci Public Relations

T: +1 646 876 4933

Sara@lifescipublicrelations.com

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Financial Position

	September 30,	December 31,
	2018	2017
	€ 1,000	€ 1,000
Assets
Current assets
Cash and cash equivalents	113.716	48.099
Prepayments and other receivables	1.976	2.064
Social securities and other taxes	1.195	396
Total current assets	116.887	50.559

Property, plant and equipment	2.065	2.505
Intangible assets	39	39
Total assets	118.991	53.103

Equity and liabilities
Equity
Equity attributable to owners of the Company	102.575	39.363
Non-controlling interests	(173)	(38)
Total equity	102.402	39.325

Current liabilities
Borrowings	2.000	1.960
Trade payables	771	546
Social securities and other taxes	7	1.019
Pension premiums	—	—
Deferred income	1.122	347
Other current liabilities	6.364	4.622
Total current liabilities	10.264	8.494

Borrowings	6.325	5.284

Total liabilities	16.589	13.778

Total equity and liabilities	118.991	53.103

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Profit or Loss and OCI

(€ in thousands, except share and per share data)

	Three month period		Nine month period
	ended September 30,		ended September 30,
	2018	2017	2018	2017
	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Other income	2.958	326	4.428	984

Research and development costs	(6.297)	(7.226)	(19.972)	(22.808)
General and administrative costs	(2.579)	(2.753)	(7.900)	(7.949)

Total operating costs	(8.876)	(9.979)	(27.872)	(30.757)

Operating result	(5.918)	(9.653)	(23.444)	(29.773)
Finance income and expense	(74)	(868)	(664)	(2.589)

Result before corporate income taxes	(5.992)	(10.521)	(24.108)	(32.362)
Income taxes	—	—	(1)	(2)

Result for the period	(5.992)	(10.521)	(24.109)	(32.364)
Other comprehensive income	(4)	49	(15)	114

Total comprehensive income	(5.996)	(10.472)	(24.124)	(32.250)

Result attributable to
Owners of the Company	(5.959)	(10.511)	(23.974)	(32.354)
Non-controlling interests	(33)	(10)	(135)	(10)
	(5.992)	(10.521)	(24.109)	(32.364)

Share information
Weighted average number of shares outstanding(1)	33.355.327	25.282.588	32.440.220	24.255.792

Earnings per share attributable to the equity holders of the Company (expressed in Euro per share)
Basic loss per share(1)	(0,18)	(0,42)	(0,74)	(1,33)
Diluted loss per share(1)	(0,18)	(0,42)	(0,74)	(1,33)

(1)         For this period presented in these financial statements, the potential exercise of share options is not included in the diluted earnings per share calculation as the Company was loss-making in all periods. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal in this period.

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Changes in Equity

	Attributable to owners of the Company
				Equity
				Settled
				Employee				Non-
	Number of	Share	Share	Benefit	Translation	Accumulated		controlling	Total
	shares	Capital	Premium	Reserve	Reserve	Deficit	Total	interests	Equity
		€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Balance at January 1, 2017	23.346.856	934	123.597	4.353	(15)	(75.733)	53.136	—	53.136
Result for the period	—	—	—	—	—	(32.354)	(32.354)	(10)	(32.364)
Other comprehensive income	—	—	—	—	114	—	114	—	114
Recognition of share-based payments	—	—	—	3.090	—	—	3.090	—	3.090
Issue of ordinary shares	2.115.612	85	8.677	—	—	—	8.762	—	8.762
Share options exercised	381		1	—	—	—	1	—	1

Balance at September 30, 2017	25.462.849	1.019	132.275	7.443	99	(108.087)	32.749	(10)	32.739

Balance at January 1, 2018	36.425.014	1.457	148.763	8.377	136	(119.370)	39.363	(38)	39.325
Result for the period	—	—	—	—	—	(23.974)	(23.974)	(135)	(24.109)
Other comprehensive income	—	—	—	—	(15)	—	(15)	—	(15)
Recognition of share-based payments	—	—	—	2.245	—	—	2.245	—	2.245
Issue of ordinary shares	6.612.500	265	84.691				84.956		84.956
Share options exercised	—			—	—	—	—	—	—

Balance at September 30, 2018	43.037.514	1.722	233.454	10.622	121	(143.344)	102.575	(173)	102.402

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Cash Flows

	Three month period		Nine month period
	ended September 30,		ended September 30,
	2018	2017	2018	2017
	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Cash flows from operating activities
Net result	(5.992)	(10.521)	(24.109)	(32.364)
Adjustments for:
— Depreciation	242	267	725	807
— Share-based compensation	734	890	2.245	3.090
— Financial income and expenses	74	868	664	2.589
— Net foreign exchange gain / (loss)	(4)	49	(15)	114

Changes in working capital	656	829	1.074	(539)
Cash used in operations	(4.290)	(7.618)	(19.416)	(26.303)

Corporate income tax paid	1	—	—	(2)
Interest received/(paid)	32	10	25	69

Net cash used in operating activities	(4.257)	(7.608)	(19.391)	(26.236)

Cash flow from investing activities
Purchases of intangible assets	—	—	—	—
Purchases of property, plant and equipment	(99)	(18)	(285)	(111)

Net cash used in investing activities	(99)	(18)	(285)	(111)

Cash flow from financing activities
Proceeds from issuance of shares, net of transaction costs	84.295	5.539	84.295	8.762
Proceeds from exercise of share options	637	—	660	1
Proceeds from borrowings	—	100	101	201
Proceeds from convertible loans	115	150	430	150

Net cash generated by financing activities	85.047	5.789	85.486	9.114

Net increase/(decrease) in cash and cash equivalents	80.691	(1.837)	65.810	(17.233)

Currency effect cash and cash equivalents	57	(742)	(193)	(2.225)
Cash and cash equivalents, at beginning of the period	32.968	42.321	48.099	59.200

Cash and cash equivalents at the end of the period	113.716	39.742	113.716	39.742